October 5, 2005

By EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:     Joe Kempf, Staff Accountant
              Joe Cascarano, Staff Accountant

Re:        UniFirst Corporation
               Form 10-K for the fiscal year ended August 28, 2004
               Filed November 12, 2004
               File No. 001-08504

Ladies and Gentlemen:

        This letter is submitted on behalf of UniFirst Corporation, Inc. (the “Company”), 68 Jonspin Road, Wilmington, MA, 01887, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 28, 2004 (the “Form 10-K”), as set forth in a letter dated September 22, 2005 to John B. Bartlett (the “Comment Letter”).

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Comment No. 1

        In light of the fact that you restated the financial statements for the period ending August 28, 2004, we believe the principal executive and principal financial officers need to re-evaluate their original conclusions surrounding the effectiveness of their disclosure controls and procedures (DCP) as of the end of the period covered by the original report. At a minimum, we expect disclosure explaining that Company’s management continues to believe the DCP were effective, and why the principal executive and principal financial officers continue to believe the DCP were effective, after considering the fact that the financial statements were required to be restated. In addition, if applicable, the company should disclose pursuant to Item 308(c) of Regulation S-K and Exchange Act Rule 12b-20 what has been done to correct the internal control problems.

Response to Comment No. 1

        The Company will file another amendment to its Form 10-K for the year ended August 28, 2004 in which the disclosure in Item 9A will appear as follows:

Disclosure Controls and Procedures. In conjunction with the original filing of this Annual Report on Form 10-K for the fiscal year ended August 28, 2004 on November 12, 2004 and as required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that material information relating to the Company required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

On July 7, 2005, the Company announced that based on a periodic review of our quarterly and annual reports by the Securities and Exchange Commission (SEC), the Company determined that it would include additional segment disclosure information in its quarterly and annual filings. On July 28, 2005, the Company amended its Annual Report on Form 10-K for the fiscal year ended August 28, 2004 (the Amendment) to include additional segment information and to revise certain other disclosures for the periods covered thereby. In connection with the filing of the Amendment, the Company’s management including the Company’s Chief Executive Officer and Chief Financial Officer reevaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 28, 2004. Based upon this reevaluation, the Chief Executive Officer and Chief Financial Officer continue to believe that, as of August 28, 2004, the Company’s disclosure controls and procedures are effective to ensure that material information relating to the Company required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

This conclusion is based on the following: 1) The Company views its internal controls over financial reporting as a component of its overall disclosure controls and procedures. The Company believes that the failure to include the disclosure information omitted and subsequently included in the Amendment did not represent a material weakness in its internal controls over financial reporting which caused its disclosure controls and procedures to be deemed ineffective. 2) The Company believes that the Amendment was the result of a different interpretation of the disclosure requirements of SFAS 131, not the result of ineffective disclosure controls and procedures. 3) The additional disclosures included in the Amendment did not change the Company’s previously reported consolidated revenues, net income, income per share or other results of operations and did not require restatement of the basic consolidated financial statements (Balance Sheets, Statements of Income, Shareholders’ Equity and Cash Flows). 4) While the expanded disclosures provide additional information, that additional information is consistent with previous disclosures in Item I “Business” and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

After evaluating the above information, the Company continues to believe its disclosure controls and procedures are effective to ensure that material information relating to the Company that is required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

In designing and evaluating the disclosure controls and procedures, the Company’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures. The Company currently is in the process of further reviewing and documenting its disclosure controls and procedures, and its internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2004 that have materially affected, or that are reasonably likely to materially affect, our internal controls over financial reporting.

If you should have any questions about this letter, please call the undersigned at (978) 658-8888.

Very truly yours, By: /s/ John B. Bartlett John B. Bartlett, Senior Vice President and Chief Financial Officer